September 5, 2024

Andr  s Conesa Labastida
Chief Executive Officer
Grupo Aeromexico, S.A.B. de C.V.
Avenida Paseo de la Reforma 243, 25th Floor
Col. Renacimiento, Cuauht  moc 06500
Mexico City
United Mexican States

       Re: Grupo Aeromexico, S.A.B. de C.V.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 20, 2024
           File No. 333-279379
Dear Andr  s Conesa Labastida:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. You disclose your belief that you are positioned for significant and profitable growth partly through your reduced cost structure following your Chapter 11 restructuring. You further disclose on page 3 under "Transformed business with rightsized cost structure"
       that you renegotiated collective bargaining agreements, or CBAs, with your unions and achieved greater productivity by rationalizing compensation. In regards to your cost structure, we note that you agreed to a new CBA with ASSA that was approved by the majority of ASSA members in June 2024, with such CBA including a wage increase. Please balance your discussion of your reduced cost structure following your
       Chapter 11 restructuring with renegotiations with labor occurring in 2024 as your existing labor agreements reach their expiration. As part of this, please revise to provide a cross
 September 5, 2024
Page 2

       reference to your risk factor on page 55 entitled "Our business may be adversely affected if our labor relations deteriorate, we fail to renew our CBAs on satisfactory terms or experience strikes or other labor unrest" which we note discloses in part, that "as a result of improving economic conditions and our emergence from Chapter 11 proceedings, the labor unions that represent our employees may believe they have more leverage to negotiate new CBAs with us" and that any renegotiated CBA could increase wages or other benefits.
Our Growth Strategy
Upgauging our fleet to drive highly profitable growth, page 13

2.     Your chart labeled "Fleet Upgauge     E190 v. B737-9 MAX" discloses in
footnote (1) that
       the CASK metric in this chart "considers estimated costs for each aircraft operating the same route during 2022." Please update the CASK metric in this chart to a more recent period considering the passage of time.
Selected Consolidated Financial Information
Consolidated Statements of Financial Position Data, page 84

3. You disclose Financial Position Data As of March 31, 2024 when the financial position data is as of June 30, 2024. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 99

4. We note that on page F-4 you present condensed consolidated interim statements of profit or loss and other comprehensive income for the three and six months ended June 30,
       2024. Further, we note that on page 99, your results of operations do not include a discussion and analysis for the three months ended June 30, 2024. Please revise your disclosure to provide a discussion and analysis of changes in your results of operations for the three months ended June 30, 2024.
       Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   John Vetterli, Esq.